82-34631

JCDecaux

04036959

RECEIVED
2004 SEP 20 A 10: 02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

Communication Extérieure

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Canada
Chili
Corée
Croatie
Danemark
Espagne
États-Unis
Finlande
France
Hong Kong
Hongrie
Irlande
Islande
Italie
Japon
Luxembourg
Macao
Malaisie
Mexique
Norvège
Pays-Bas
Pologne
Portugal
République Tchèque
Royaume-Uni
Singapour
Slovaquie
Slovénie
Suède
Suisse
Thaïlande
Uruguay

Neuilly-sur-Seine, 15th September 2004

File 82-5247
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA:

- A press release concerning its results for 2004 first semester ;
- A press release in relation to NBC Universal and JCDecaux forming a new company to respond to a Request for Proposals issued by the City of New York.

These two press releases were issued on 15th September 2004.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

PROCESSED
SEP 22 2004
THOMSON FINANCIAL

Stéphanie Hartanérot
Legal Department
Head of the Stock Market / Corporate Law Department

dlw 9/20

Enc.

FILE 82-5247

Press release in relation to NBC Universal and JCDecaux forming a new company to respond to a RFP issued by the City of New York

FILE 82-5247

JCDecaux

NBC UNIVERSAL

NBC UNIVERSAL AND JCDECAUX FORM NEW COMPANY TO OFFER STREET FURNITURE AND NEW ADVERTISING OPPORTUNITIES TO NEW YORK CITY

NBCDecaux Submits Bid For World's Largest Street Furniture Contract

PARIS, September 14, 2004 – JCDecaux, the worldwide leader in street furniture, and NBC Universal, one of the world's leading media and entertainment companies, today announced the formation of a joint company named NBCDecaux. The company was formed to respond to a Request for Proposals (RFP) issued by the City of New York for a 20-year coordinated "street furniture" program, supported by the sale of advertising. The partnership submitted its proposal today to the New York City Department of Transportation, which is overseeing the City's street furniture program.

With requirements for the design, installation and maintenance of up to 3,500 bus shelters, 330 newsstands and other public amenities throughout New York City, the RFP seeks to enhance the city's streetscape and provide important public services for all New Yorkers, including reducing sidewalk clutter and enhancing pedestrian safety. The RFP also contemplates that the City will share in the advertising revenues.

The JCDecaux Group pioneered the concept of "street furniture" four decades ago, by expanding the outdoor advertising medium to bus shelters, newsstands and other public amenities. In addition, the Group sells advertising in airports, subways and malls. Beginning more than 10 years ago, the company brought its street furniture to North America – with installations in Chicago, San Francisco, Los Angeles and Vancouver, and in airports and shopping malls throughout the U.S. New Yorkers will recognize the JCDecaux name from its advertising programs at John F. Kennedy and LaGuardia airports. Today, JCDecaux provides more than 630,000 advertising faces in 3,500 cities all over the world.

The cornerstones of JCDecaux's global success are impeccable maintenance and innovative designs. World-renowned architects are commissioned to create exclusive street furniture collections adapted to the streetscape of each city. City officials and advertisers from around the world have praised the design and maintenance standards of JCDecaux's street furniture, as well as the contribution it has made to enhance the quality of urban life.

NBC Universal and JCDecaux are now combining their expertise to better serve local and national advertisers by offering a broad range of high-quality advertising locations.

"NBC is to in-home advertising what JCDecaux is to out-of-home advertising – we both create first-class environments that enhance the messages our advertisers want to deliver," said **Bob Wright, Chairman and CEO of NBC Universal**. "WNBC is the leading television station in the New York market. Putting the strength of WNBC and Telemundo's WNJU, our New York Spanish-language station, together with JCDecaux will allow NBCDecaux to better serve the public and give advertisers some extremely desirable settings in which they can reach a wide cross-section of New Yorkers."

Jean-François Decaux, Co-CEO of JCDecaux Group worldwide, summed up the new venture by saying, "JCDecaux has the experience to deliver a cutting-edge street furniture collection for New York – incorporating superb design, fine craftsmanship and lasting beauty together with scrupulous maintenance. And with NBC Universal, and its local stations WNBC and WNJU, this great team has the ability to deliver maximum value to the City of New York. When the whole is greater than the sum of the parts, that's synergy."

JCDecaux North America, part of the worldwide JCDecaux Group, owns 70% of the new company, with the balance owned by NBC Universal. Both companies are headquartered in New York City.

NBCDecaux, a New York limited liability company, was formed pursuant to an operating agreement executed by the parties.

NOTE TO EDITORS: Images of JCDecaux street furniture in cities throughout the world are available for downloading at www.jcdecauxna.com.

* * *

About NBC Universal

NBC Universal is one of the world's leading media and entertainment companies in the development, production, and marketing of entertainment, news, and information to a global audience. Formed in May 2004 through the combining of NBC and Vivendi Universal Entertainment, NBC Universal owns and operates the No. 1 television network, the fastest-growing Spanish-language network, a valuable portfolio of news and entertainment networks, a premier motion picture company, significant television production operations, a leading television stations group, and world-renowned theme parks. NBC Universal is 80%-owned by General Electric, with 20% controlled by Vivendi Universal. Visit www.nbcuni.com for more information.

About the JCDecaux Group

A publicly listed company since 2001, JCDecaux is number one worldwide in both street furniture and airport advertising, and the number one billboard operator in Europe. The company maintains a total of 630,000 advertising faces in 3,500 cities in 43 countries on five continents. Everyday, JCDecaux reaches more than 150 million people worldwide via its outdoor advertising. JCDecaux posted revenues of over 1.5 billion Euros (US$1.7 billion) in 2003.

Media Contacts:

- David Frail, NBC Universal, +001 212/664-3457, david.frail@ge.com
- Raphaële Rabatel, JCDecaux, 00 33 (1) 30 79 34 99, raphaele.rabatel@jcdecaux.fr
- Charles Palmer, Financial Dynamics, +44 (0) 20 7269 7180, charlie.palmer@fd.com

Investor relations:

- Cécile Prévot, JCDecaux, 00 33 (1) 30 79 79 93, cecile.prevot@jcdecaux.fr

FILE 82-5247

Press release concerning JCDecaux SA's results for 2004 first semester

JCDecaux

H1 2004 results : organic growth drives record results for JCDecaux

- **Revenues improve by 4.5% to €792.3 million; organic revenues up 4.8%**
- **EBITDA up 12.2% to €220.1 million**
- **Operating income rises 13.6% to €125.3 million**
- **Adjusted net income (before goodwill and exceptionals) up 33.3% to €68.1 million**
- **Net income group share increases by 48.4% to €27.9 million**
- **Strong free cash flow at €55.4 million**

Paris, 15 September 2004 – JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and the number two worldwide, today announced record results for the six months ended June 30, 2004. The results reflect the strength of the Group's operations, its leading market positions and the recovery in the advertising market. JCDecaux is increasingly benefiting from an improving European advertising market, while the Company's operations in the United States and Asia-Pacific are being supported by the continued growth in these advertising markets.

Revenues

As reported on 28 July 2004, consolidated revenues of €792.3 million increased by 4.5% in the first half of 2004. Excluding acquisitions and the impact of foreign exchange, organic revenues increased by 4.8%. The Group's organic revenue growth was primarily driven by a good performance in Street Furniture and a strong recovery in Transport.

EBITDA

EBITDA (earnings before interest, tax, depreciation and amortization) increased by 12.2% to €220.1 million in the first half of 2004 (H1 2003 : €196.2 million). Growth in EBITDA was driven by the Group's solid organic revenue performance combined with efficient control over operating costs and by a positive contribution from the Street Furniture business in the United States and Asia-Pacific. The Group's EBITDA margin reached a record 27.8% of consolidated revenues, an increase of 190 basis points compared to the prior period (H1 2003 : 25.9%).

- **Street Furniture** : EBITDA increased by 10.8% to €186.1 million, producing a record EBITDA margin of 43.2% in the first half of 2004, compared to 41.1% in the prior year period. Street Furniture EBITDA accounted for 85% of the Group's EBITDA in the first half of 2004. In France, EBITDA margin was up and the Company recorded solid EBITDA improvement in other key European markets such as the UK, Germany, The Netherlands and Portugal. In the United States and Asia-Pacific, the profitability of JCDecaux's Street Furniture operations further improved as revenues from recent contracts in Chicago, Vancouver, Seoul and Bangkok continued to build.

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

JCDecaux

- **Billboard** : EBITDA increased by 12.9% to €27.1 million in the first half of 2004. EBITDA margin reached 12.6% compared to 11.2% in the prior year period. Though market conditions remained dfficult in France and Spain, JCDecaux's Billboard operations had a strong performance in the UK, Portugal and Italy.

- **Transport :** EBITDA increased by 60.5% to €6.9 million, producing an EBITDA margin of 4.7% in the first half of 2004, compared to 3.2% in the prior year period. This performance was primarily driven by the economic recovery in Hong Kong, combined with solid organic revenue growth in several European markets, which more than offset the associated increase in costs. Advertising in airports remained disappointing in the US.

Operating Income (EBITA)
Operating income increased by 13.6% to €125.3 million in the first half of 2004. The Group's EBITA margin reached 15.8% of consolidated revenues, up 120 basis points (H1 2003 : 14.6%).

Net Income
Net income (group share) increased by 48.4% to a record €27.9 million in the first half of 2004, compared to €18.8 million in the same period last year. This performance is primarily driven by the €15 million increase in operating income combined with a decrease in the interest charge.

Adjusted net income group share before goodwill amortization and exceptional items increased by 33.3% to €68.1 million (H1 2003 : €51.1 million).

Capital expenditure
Net capex (acquisition of tangible and intangible assets, net of disposals) was €75.6 million in the first half of 2004, compared to €62.0 million in the prior year period. This increase was due to capital expenditure linked to the on-going implementation of recently won Street Furniture contracts.

Free cash flow
JCDecaux continued to generate strong operating cash flow, which rose by 12.6% to €170.6 million (H1 2003 : €151.5 million).

Free cash flow (operating cash flow less total tangible and intangible capex, net of disposals) decreased to €55.4 million in the first half of 2004 (H1 2003: €67.9 million), primarily reflecting the negative impact of change in working capital, which included some non-recurring expenses that were delayed at the end of 2003, as well as the increase in capital expenditure.

Net debt
The Group's strong cash flow generation led to a reduction in net debt, which decreased by €26.8 million to €609.0 million as of 30 June 2004, compared to €635.8 million as of 31 December 2003. This represented a net debt to equity ratio of 44.6%. The interest cover ratio continued to be comfortable, at 16.6x.

JCDecaux

Commenting on the results, Jean-Charles Decaux, Chairman of the Executive Board and Co-Chief Executive Officer, said:

"Our first half 2004 results demonstrate the strength of JCDecaux's global operations, the increasing revenues from new contracts and our ability to benefit from the recovery in the European advertising market. Good organic growth and cost control helped drive our operating income margin to 15.8%. The Group's operations in the United States and Asia-Pacific continued to build their revenues and further improved their profitability on the back of good advertising markets.

Looking ahead, management believes that, based on current trading conditions, the Group's organic revenue growth should now reach the upper range of its earlier 3% to 5% guidance for 2004. Given the Group's strong operating leverage, this should enable JCDecaux to further improve its profitability as the recovery in the European advertising market gains momentum."

Next information :
Q3 2004 revenues will be released on 27 October 2004, before market.

Key Information on the Group

- *2003 revenues : €1543.8 million ; H1 2003 revenues : €792.3 million*
- *Listed on Euronext Paris ; part of the Euronext 100 index*
- *N°1 worldwide in street furniture (291,000 faces)*
- *N°1 worldwide in airport advertising, with 153 airports and over 150 transport contracts in metros, buses, tramways and trains (150,000 Transport faces)*
- *N°1 in Europe for billboards (189,000 faces)*
- *630,000 advertising faces in 43 countries*
- *Present in 3,500 cities with over 10,000 inhabitants*
- *6 900 employees*

For more information, contact:

Press Relations	Financial Dynamics	Investor Relations
Raphaële Rabatel	Tim Spratt / Charles Palmer	Cécile Prévot
Tel: +33 (0) 1 30 79 34 99	Tel: +44 207 831 3113	Tel: +33 (0) 1 30 79 79 93
raphaele.rabatel@jcdecaux.fr	Tim.spratt@fd.com	cecile.prevot@jcdecaux.fr

Forward Looking Statement

Certain statements in this release constitute « forward-looking statements » within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words or phrases « guidance », « expect », « anticipate », « estimates » and « forecast » and similar words or expressions are intended to identify such forward-looking statements. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Various risks that could cause future results to differ from those expressed by the forward-looking statements included in this release include, but are not limited to : changes in economic conditions in the U.S. and in other countries in which JCDecaux currently does business (both general and relative to the advertising and entertainment industries) ; fluctuations in interest rates ; changes in industry conditions ; changes in operating performance ; shifts in population and other demographics ; changes in the level of competition for advertising dollars ; fluctuations in operating costs ; technological changes and innovations ; changes in labor conditions ; changes in governmental regulations and policies and actions of regulatory bodies ; fluctuations in exchange rates and currency values ; changes in tax rates ; changes in capital expenditure requirements and access to capital markets. Other key risks are described in the JCDecaux reports filed with the U.S. Securities and Exchange Commission. Except as otherwise stated in this news announcement, JCDecaux does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

BALANCE SHEET AS OF JUNE 30, 2004

Assets

(In million euros)	06/30/2004	12/31/2003	06/30/2003
Intangible assets (net)	32.5	31.9	30.2
Goodwill (net)	1,146.6	1,178.6	1,053.2
Tangible assets (net)	676.8	675.3	688.5
Investments (net)	88.7	75.9	78.9
FIXED ASSETS	**1,944.6**	**1,961.7**	**1,850.8**
Inventories (net)	97.8	95.4	98.1
Trade receivables (net)	419.2	386.7	399.3
Others receivables (net)	147.2	141.7	148.9
Marketable securities (net)	2.4	85.9	246.2
Cash	52.8	71.8	74.5
Deferred tax assets (net)	13.7	15.0	21.9
CURRENT ASSETS	**733.1**	**796.5**	**988.9**
TOTAL ASSETS	**2,677.7**	**2,758.2**	**2,839.7**

FILE 82-5247

BALANCE SHEET AS OF JUNE 30, 2004

Liabilities and Equity

(In million euros)	06/30/2004	12/31/2003	06/30/2003
SHAREHOLDERS ' EQUITY			
Capital	3.4	3.4	3.4
Share premium	923.5	923.2	923.2
Legal reserve	0.3	0.3	0.3
Consolidated reserves / Group share	411.7	366.0	377.3
Current year net income / Group share	27.9	40.9	18.8
SHAREHOLDERS ' EQUITY (Group share)	**1,366.8**	**1,333.8**	**1,323.0**
Minority interests	27,5	31.4	64.1
SHAREHOLDERS ' EQUITY (total)	**1,394.3**	**1,365,2**	**1,387.1**
Provisions for risks and contingencies	120.3	114.6	85.3
Deferred tax liabilities	22.1	16.5	18.3
LIABILITIES			
Bonds	376.0	375.0	
Bank borrowings	248.4	394.6	850.3
Miscellaneous loans and financial debts	12.2	11.2	10.9
Trade payables	145.4	147.2	138.2
Other liabilities	331.4	321.2	332.4
Bank overdrafts	27.6	12.7	17.2
LIABILITIES	**1,141.0**	**1,261.9**	**1,349.0**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**2,677.7**	**2,758.2**	**2,839.7**

FILE 82-5247

INCOME STATEMENT AS OF JUNE 30, 2004

(In million euros)	1st half 2004	1st half 2003	2003
NET REVENUES	**792.3**	**758.2**	**1,543.8**
Operating expenses excluding depreciation charges & provisions	(572.2)	(562.0)	(1,126.9)
EBITDA (1)	**220.1**	**196.2**	**416.9**
Depreciation charges & provision (net)	(94.8)	(85.9)	(186.8)
OPERATING INCOME	**125.3**	**110.3**	**230.1**
NET FINANCIAL INCOME/(LOSS)	**(12.5)**	**(15.8)**	**(32.0)**
INCOME FROM RECURRING OPERATIONS	**112.8**	**94.5**	**198.1**
Non-recurring income/(loss)	(0.7)	0.2	(0.3)
Income tax	(41.9)	(37.9)	(75.8)
NET INCOME FROM CONSOLIDATED COMPANIES BEFORE INCOME FROM EQUITY AFFILIATES AND AMORTISATION OF GOODWILL	**70.2**	**56.8**	**122.0**
Net income from equity affiliates	2.8	2.4	4.9
Amortisation of Goodwill	(39.5)	(32.5)	(71.8)
CONSOLIDATED NET INCOME	**33.5**	**26.7**	**55.1**
Minority interests	5.6	7.9	14.2
NET INCOME GROUP SHARE	**27.9**	**18.8**	**40.9**
. Earnings per share (in Euros) (2)	0.126	0.085	0.185
. Earnings per share diluted (in Euros) (2)	0.123	0.083	0.181
. Number (average) of shares (2)	221,400,870	221,400,760	221,400,760
. Number (average) of shares (diluted) (2)	226,242,149	225,592,560	225,793,495

(1) *The Group measures the performance of business lines on the basis of EBITDA (Earnings Before Interests, Taxes, Depreciation and Amortisation). EBITDA is not defined by French accounting principles.*

(2) *After deduction of Treasury shares acquired by JCDecaux SA in 2002.*

FILE 82-5247

CASH FLOW STATEMENT AS OF JUNE 30, 2004

(In million euros)	1st half 2004	1st half 2003	2003
Net income (Group share)	27.9	18.8	40.9
Minority interests	5.6	7.9	14.2
Income from equity affiliates	(2.8)	(2.4)	(4.9)
Dividends received from equity affiliates		3.7	4.0
Change in deferred tax	7.5	1.2	2.4
Net amortisation & provision allowance and Effect of exchange rate	131.6	123.3	272.6
Capital (Gain/Loss)	0.8	(1.0)	(1.9)
FUNDS FROM OPERATIONS	**170.6**	**151.5**	**327.3**
Change in working capital	(39.6)	(21.6)	3.2
NET CASH PROVIDED BY OPERATING ACTIVITIES	**131.0**	**129.9**	**330.5**
Acquisitions of intangible assets	(2.8)	(3.3)	(8.1)
Acquisitions of tangible assets	(77.0)	(62.7)	(142.7)
Acquisitions of financial assets (long term investments)	(15.4)	(6.8)	(204.6)
Acquisitions of financial assets (others)	(5.7)	(2.5)	(7.4)
Change in payables on assets	(0.4)	(1.1)	(1.0)
Total Investments	**(101.3)**	**(76.4)**	**(363.8)**
Disposals of intangible assets			0.2
Disposals of tangible assets	4.2	4.0	9.5
Disposals of financial assets (long term investments)	1.6	0.1	0.2
Disposals of financial assets (others)	2.3	5.2	1.7
Change in receivables on assets			
Total Disposals of assets	**8.1**	**9.3**	**11.6**
NET CASH (USED FOR) PROVIDED BY INVESTING ACTIVITIES	**(93.2)**	**(67.1)**	**(352.2)**
Dividends paid	(9.6)	(7.7)	(8.4)
Reduction of capital			
Repayment of debt	(332.3)	(267.9)	(346.9)
Cash inflow from financing activities	**(341.9)**	**(275.6)**	**(355.3)**
Increase in shareholders' equity	1.1		
Increase in debt	185.8	386.1	388.3
Cash outflow from financing activities	**186.9**	**386.1**	**388.3**
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	**(155.0)**	**110.5**	**33.0**
Effect of exchange rates fluctuations	(0.2)	(2.5)	1.0
CHANGE IN CASH POSITION	**(117.4)**	**170.8**	**12.3**
Cash position beginning of period	**145.0**	**132.7**	**132.7**
Cash position end of period	**27.6**	**303.5**	**145.0**